Twenty largest holdings
Emerging Markets Growth Fund, Inc.

Ranking			% Total
12/31/06	1/31/07	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	2.8	3.5	South Korea's top electronics manufacturer and a global leader in semiconductor production.
2	2	Hon Hai Precision Industry	2.5	1.2	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
3	3	América Móvil	2.4	1.7	Latin America's largest cellular communications provider.
4	4	Taiwan Semiconductor Manufacturing	2.3	1.8	One of the world's largest semiconductor manufacturers.
5	5	Kookmin Bank	2.2	1.1	Korea's largest financial services provider.
7	6	Wal-Mart de México	2.0	0.6	Mexico's largest retailer.
8	7	Infosys Technologies	1.9	1.0	One of India's leading information technology services companies, with a worldwide client base.
6	8	Telekomunikasi Indonesia	1.8	0.4	The dominant telecommunications services provider in Indonesia.
10	9	Teva Pharmaceutical Industries	1.5	1.1	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
11	10	AmBev	1.4	0.4	The dominant beer producer in Latin America.

		Total companies 1 through 10	20.8	12.8

9	11	OCI	1.3	0.2	A leading cement producer and construction contractor serving customers in the developing world.
13	12	Televisa	1.1	0.6	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
14	13	Akbank	1.0	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
36	14	Petrobras	1.0	2.6	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
22	15	China Shenhua Energy	0.9	0.0	Coal-based energy and power distribution company in China.
16	16	Anhui Conch Cement	0.9	0.1	China's largest producer and seller of cement and commodity clinker.
25	17	RAO UES of Russia	0.8	0.4	The largest provider of electricity services in the Russian Federation.
40	18	Bumiputra-Commerce Holdings	0.8	0.2	Involved in banking, financial services and real estate management.
47	19	Gold Fields	0.8	0.4	Among the world's largest gold mining and exploration companies.
24	20	VimpelCom	0.8	0.3	A leading Russian mobile phone service provider.

		Total companies 1 through 20	30.2	17.8

1MSCI EMERGING MARKETS INDEX

Diversification by sector
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	1/31/07	1/31/07		12/31/06	1/31/07	1/31/07
ENERGY	5.9	5.7	16.1	FINANCIALS	16.7	16.5	20.7
Petrobras		1.0		Kookmin Bank		2.2
China Shenhua Energy		0.9		Akbank		1.0
OTHERS		3.8		Bumiputra-Commerce Holdings		0.8
MATERIALS	11.2	11.9	13.3	Absa Group		0.8
Anhui Conch Cement		0.9		Cathay Financial Holding		0.7
Gold Fields		0.8		China Life Insurance		0.7
Gujarat Ambuja Cements		0.7		Fubon Financial Holding		0.7
Impala Platinum Holdings		0.7		OTHERS		9.6
Asia Cement		0.6		INFORMATION TECHNOLOGY	14.2	14.0	13.4
OTHERS		8.2		Samsung Electronics		2.8
INDUSTRIALS	10.9	10.7	7.7	Hon Hai Precision Industry		2.5
OCI		1.3		Taiwan Semiconductor Manufacturing		2.3
Embraer		0.6		Infosys Technologies		1.9
IJM		0.6		Mediatek		0.6
Murray & Roberts Holdings		0.6		AU Optronics		0.5
Aveng		0.4		OTHERS		3.4
OTHERS		7.2		TELECOMMUNICATION SERVICES	11.2	11.4	11.1
CONSUMER DISCRETIONARY	8.4	9.0	6.5	América Móvil		2.4
Televisa		1.1		Telekomunikasi Indonesia		1.8
Dongfeng Motor Group		0.7		VimpelCom		0.8
Shangri-La Asia		0.6		Mobile TeleSystems		0.7
Hankook Tire		0.5		TIM		0.7
OTHERS		6.1		OTHERS		5.0
CONSUMER STAPLES	11.0	11.0	5.5	UTILITIES	2.5	2.4	3.8
Wal-Mart de México		2.0		RAO UES of Russia		0.8
AmBev		1.4		OTHERS		1.6
China Mengniu Dairy		0.7		OTHER	1.5	1.6	0.0
IOI		0.5		Vietnam Enterprise Investments Ltd.		0.4
ThaiBev		0.5		OTHERS		1.2
OTHERS		5.9		Total equity	95.4	96.3	100.0
HEALTH CARE	1.9	2.1	1.9	Fixed income	0.9	0.7
Teva Pharmaceutical Industries		1.5		Cash & equivalents	3.7	3.0
OTHERS		0.6		Total assets	100.0	100.0

1MSCI EMERGING MARKETS INDEX				Overweight	INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					HEALTH CARE
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER

				Underweight	ENERGY
					MATERIALS
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of January 31, 2007

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	19.0	16.1	18.9	20.2	EUROPE/MIDDLE EAST/AFRICA	24.3	32.2	27.9	27.5
BRAZIL	9.7	8.6	10.3	10.7	RUSSIAN FEDERATION	5.4	9.3	10.8	10.1
MEXICO	8.3	4.4	5.5	6.4	SOUTH AFRICA	8.7	6.9	8.7	8.4
CHILE	0.6	1.6	1.9	1.6	ISRAEL	2.7	1.8	2.3	2.5
ARGENTINA	0.1	0.5	0.6	0.7	POLAND	0.2	1.5	1.9	1.8
PERU	0.0	0.5	0.6	0.5	TURKEY	3.7	1.1	1.4	1.6
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.3	HUNGARY	0.3	0.7	0.9	1.0
VENEZUELA	0.0	0.1	0.0	0.0	CZECH REPUBLIC	0.1	0.4	0.5	0.8
					EGYPT	2.3	0.6	0.8	0.8
SOUTHEAST ASIA	16.7	14.4	13.0	13.6	MOROCCO	0.1	0.4	0.6	0.3
INDIA	6.6	8.4	7.3	6.8	JORDAN	0.0	0.4	0.0	0.2
MALAYSIA	4.6	2.2	2.6	2.9	CROATIA	0.0	0.0	0.0	0.0
INDONESIA	3.0	1.0	1.2	1.6	KAZAKHSTAN	0.4	0.0	0.0	0.0
THAILAND	1.4	1.7	1.3	1.5	NIGERIA	0.1	0.5	0.0	0.0
PHILIPPINES	0.9	0.7	0.6	0.6	SULTANATE OF OMAN	0.2	0.2	0.0	0.0
PAKISTAN	0.1	0.3	0.0	0.2	UNITED ARAB EMIRATES	0.1	1.5	0.0	0.0
SRI LANKA	0.1	0.1	0.0	0.0	SAUDI ARABIA	0.0	3.6	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0
FAR EAST ASIA	33.1	37.3	40.2	38.7	KUWAIT	0.0	1.9	0.0	0.0
KOREA	10.5	12.8	15.5	14.8	ZIMBABWE	0.0	0.3	0.0	0.0
TAIWAN	11.9	10.4	12.8	12.3	QATAR	0.0	0.9	0.0	0.0
CHINA	9.0	14.1	11.9	11.6
HONG KONG	1.7	0.0	0.0	0.0	OTHERS[4]	3.2	0.0	0.0	0.0

					Total equity	96.3	100.0	100.0	100.0
					Total fixed income	0.7
					Total cash & equivalents	3.0
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index
[4]The current period includes 2.7% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	1/31/07	1/31/07
LATIN AMERICA	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	19.0	20.2
BRAZIL	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	9.7	10.7
MEXICO	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	8.3	6.4
CHILE	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.6	1.6
ARGENTINA	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.1	0.7
PERU	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.5
REPUBLIC OF COLOMBIA	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3
VENEZUELA	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0
ECUADOR	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	16.7	13.6
INDIA	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	6.6	6.8
MALAYSIA	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.6	2.9
INDONESIA	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	3.0	1.6
THAILAND	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.4	1.5
PHILIPPINES	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	0.9	0.6
PAKISTAN	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2
SRI LANKA	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
VIETNAM	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0

FAR EAST ASIA	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	33.1	38.7
KOREA	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	10.5	14.8
TAIWAN	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	11.9	12.3
CHINA	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	9.0	11.6
HONG KONG	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.7	0.0

EUROPE/MIDDLE EAST/AFRICA	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	24.3	27.5
RUSSIAN FEDERATION	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	5.4	10.1
SOUTH AFRICA	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	8.7	8.4
ISRAEL	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	2.7	2.5
POLAND	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.2	1.8
TURKEY	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	3.7	1.6
HUNGARY	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.3	1.0
CZECH REPUBLIC	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.1	0.8
EGYPT	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	2.3	0.8
MOROCCO	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.4	0.0
NIGERIA	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.1	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	3.2	0.0

Total equity	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	96.3	100.0
Fixed income	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.7
Cash & equivalents	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	3.0
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.7% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	1/31/07	1/31/07		12/31/06	1/31/07	1/31/07
LATIN AMERICA	18.2	19.0	20.2	EMERGING EUROPE/MIDDLE EAST/AFRICA	23.7	24.3	27.5
BRAZIL	9.4	9.7	10.7	RUSSIAN FEDERATION	5.6	5.4	10.1
MEXICO	7.9	8.3	6.4	SOUTH AFRICA	8.7	8.7	8.4
CHILE	0.5	0.6	1.6	ISRAEL	2.5	2.7	2.5
ARGENTINA	0.1	0.1	0.7	POLAND	0.4	0.2	1.8
PERU	0.0	0.0	0.5	TURKEY	3.3	3.7	1.6
REPUBLIC OF COLOMBIA	0.3	0.3	0.3	HUNGARY	0.3	0.3	1.0
				CZECH REPUBLIC	0.1	0.1	0.8
SOUTHEAST ASIA	16.6	16.7	13.6	EGYPT	2.1	2.3	0.8
INDIA	6.5	6.6	6.8	MOROCCO	0.1	0.1	0.3
MALAYSIA	3.9	4.6	2.9	JORDAN	0.0	0.0	0.2
INDONESIA	3.4	3.0	1.6	KAZAKHSTAN	0.3	0.4	0.0
THAILAND	1.5	1.4	1.5	NIGERIA	0.1	0.1	0.0
PHILIPPINES	0.8	0.9	0.6	SULTANATE OF OMAN	0.1	0.2	0.0
PAKISTAN	0.1	0.1	0.2	UNITED ARAB EMIRATES	0.1	0.1	0.0
SRI LANKA	0.1	0.1	0.0
VIETNAM	0.3	0.0	0.0	OTHER[2]	2.8	3.2	0.0

FAR EAST ASIA	34.1	33.1	38.7	Total equity	95.4	96.3	100.0
KOREA	11.0	10.5	14.8	Total fixed income	0.9	0.7
TAIWAN	11.9	11.9	12.3	Total cash and equivalents	3.7	3.0
CHINA	9.6	9.0	11.6	Total assets	100.0	100.0
HONG KONG	1.6	1.7	0.0

1MSCI EMERGING MARKETS INDEX
[2]The current period includes 2.7% in companies with substantial business assets in emerging market but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.61	0.61	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
					2nd qtr.	-4.58	-4.58	-5.11	-4.34
Lifetime return					3rd qtr.	7.11	7.11	4.10	4.88
Cumulative	2,306.15	3,489.81	—	—	4th qtr.	15.74	18.32	17.28	17.60
Annualized	16.63	18.91	—	—	Year 2006	33.55	36.53	29.18	32.17
					2005
					1st qtr.	2.07	2.07	1.20	1.80
					2nd qtr.	5.91	5.91	3.00	4.12
					3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
					2004
					1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.61	0.61	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
					2nd qtr.	-4.58	-4.58	-5.11	-4.34
Lifetime return					3rd qtr.	7.11	7.11	4.10	4.88
Cumulative	2,306.15	3,489.81	—	—	4th qtr.	15.74	18.32	17.28	17.60
Annualized	16.63	18.91	—	—	Year 2006	33.55	36.53	29.18	32.17
					2005
					1st qtr.	2.07	2.07	1.20	1.80
					2nd qtr.	5.91	5.91	3.00	4.12
					3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
					2004
					1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/07)

	Returns as of December 31, 2006

								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	4Q06	1/31/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.96	13.91	12.56	26.37	32.55	37.48	18.52	0.67
- net of operating expenses	18.90	13.02	11.76	25.49	31.63	36.53	18.32	0.61

MSCI Emerging Markets Index (stacked index)	—	10.35	9.21	26.59	30.52	32.17	17.60	-1.08

MSCI World Index with net dividends	9.56	9.11	8.03	10.43	15.15	20.56	8.46	1.20

MSCI EAFE Index with net dividends	8.28	8.09	7.95	15.29	20.25	26.66	10.37	0.68

S&P 500 Index with income reinvested	11.74	10.62	8.42	6.18	10.43	15.78	6.69	1.51

Returns are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Returns as of December 31, 2006

								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	4Q06	1/31/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.96	13.91	12.56	26.37	32.55	37.48	18.52	0.67
- net of operating expenses	18.90	13.02	11.76	25.49	31.63	36.53	18.32	0.61

MSCI Emerging Markets Index (stacked index)	—	10.35	9.21	26.59	30.52	32.17	17.60	-1.08

MSCI World Index with net dividends	9.56	9.11	8.03	10.43	15.15	20.56	8.46	1.20

MSCI EAFE Index with net dividends	8.28	8.09	7.95	15.29	20.25	26.66	10.37	0.68

S&P 500 Index with income reinvested	11.74	10.62	8.42	6.18	10.43	15.78	6.69	1.51

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Returns are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Annual results as of December 31

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	%	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	10.51	-24.30	79.15	-30.48	-2.74	-9.28	52.53	21.58	39.33	37.48
- net of operating expenses	9.66	-24.88	77.93	-30.98	-3.43	-9.93	51.51	20.74	38.35	36.53

MSCI Emerging Markets Index (stacked index)	-11.59	-25.34	66.41	-30.61	-2.61	-6.17	55.82	25.55	34.00	32.17

MSCI World Index with net dividends	16.17	24.75	25.30	-12.94	-16.56	-19.57	33.70	15.19	9.96	20.56

MSCI EAFE Index with net dividends	1.97	20.24	27.21	-14.01	-21.28	-15.74	39.01	20.56	13.87	26.66

S&P 500 Index with income reinvested	33.36	28.58	21.04	-9.10	-11.88	-22.09	28.67	10.87	4.91	15.78

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Investment results US$
Emerging Markets Growth Fund

	Annual results as of December 31

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	%	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	10.51	-24.30	79.15	-30.48	-2.74	-9.28	52.53	21.58	39.33	37.48
- net of operating expenses	9.66	-24.88	77.93	-30.98	-3.43	-9.93	51.51	20.74	38.35	36.53

MSCI Emerging Markets Index (stacked index)	-11.59	-25.34	66.41	-30.61	-2.61	-6.17	55.82	25.55	34.00	32.17

MSCI World Index with net dividends	16.17	24.75	25.30	-12.94	-16.56	-19.57	33.70	15.19	9.96	20.56

MSCI EAFE Index with net dividends	1.97	20.24	27.21	-14.01	-21.28	-15.74	39.01	20.56	13.87	26.66

S&P 500 Index with income reinvested	33.36	28.58	21.04	-9.10	-11.88	-22.09	28.67	10.87	4.91	15.78

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.